ARKEMA

RECEIVED

2008 OCT 16 A 7:04

October 15th 2008

[redacted]

08005463

**Securities and Exchange Commission**
**Office of International Corporate Finance**
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

**Rule 12g3-2(b) Exemption**
**File No. 082-34965**

PROCESSED
OCT 22 2008
THOMSON REUTERS

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;

- filed or is required to file with and which is made public by Euronext Paris; or

- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

## Enclosed documents

- Press release : Arkema awarded " Fils d'Or 2008 " Top Prize for best shareholder department

ARKEMA

The world is our inspiration

**Press release**

**Communiqué de presse**

Colombes, October 15th 2008

# Arkema awarded 'Fils d'Or 2008' Top Prize for best shareholder department

On October 14th 2008 Arkema was awarded the 'Fils d'Or' top prize for best individual shareholder department in the CAC-Mid100 category at a financial communication event organized by La Vie Financière, Les Echos and Synerfil.

This prize rewards the quality of service to shareholder provided by major French and euro-zone companies, on the basis of reactivity, reliability and conviviality criteria. Arkema is the first French chemical producer to be awarded this prize for the quality of its individual shareholder communication.

*« This prize rewards the quality of the work and the tools we have put in place since our spin-off in May 2006 that enable us to deliver regular and transparent information to all our shareholders. We intend to continue developing this open dialogue approach with our individual shareholders, who account for over 9% of Arkema's capital »* stated Thierry Le Hénaff, Arkema Chairman and CEO.

**Shareholders Diary:**

October 16th 2008 – SHAREHOLDERS CLUB – Visit of Cerdato R&D Center, Serquigny (NW France)
October 20th 2008 – Meeting with Individual Shareholders in Bordeaux
November 13th 2008 – Publication of 3rd quarter 2008 results
November 21st - 22nd 2008 – Actionaria Show in Paris
December 4th 2008 – Meeting with Individual Shareholders in Marseille
December 11th 2008 – SHAREHOLDERS CLUB – Visit of Fos plant (S France)

*A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reported sales of 5.7 billion euros in 2007. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.*


**Investor Relations :**

| | | |
|---|---|---|
| Frédéric Gauvard | Tel. : +33 1 49 00 82 53 | E-mail : frederic.gauvard@arkema.com |

**Press Relations :**

| | | |
|---|---|---|
| Jacques Badaroux | Tel. : +33 1 49 00 71 34 | E-mail : jacques.badaroux@arkema.com |




END